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FOR IMMEDIATE RELEASE

                       SUNBEAM NAMES SHAREHOLDER ADVOCATE
                             CHARLES ELSON TO BOARD

         Fort Lauderdale, FL, (September 26, 1996) -- Sunbeam Corporation (NYSE:SOC) announced today that its Board of Directors has elected Charles M. Elson as a Director. Elson, 36, is one of the nation's leading experts in the field of corporate governance and advocacy of shareholder rights. He is Professor of Law at Stetson University College of Law, St. Petersburg, Florida and is Of Counsel to the law firm of Holland & Knight.

         A nationally recognized specialist in corporate board matters, Elson has published widely on the subjects of director accountability, compensation and oversight in both the academic and popular financial media, including the WALL STREET JOURNAL and the NEW YORK TIMES. He is considered one of the country's foremost advocates of shareholder responsive boards. He served as a member of the National Association of Corporate Directors' commissions on director compensation and professionalism, which called for the radical overhaul of traditional board structure. He has lectured frequently calling for more shareholder responsive corporate boards of directors. Elson was an early advocate of stock-based compensation for directors.

         In naming Elson to its Board, Sunbeam has taken a leading position in appointing a nationally recognized shareholder advocate to serve as a director of a major public corporation. Sunbeam Chairman and CEO, Albert Dunlap, stated, "By adding to our Board a leading advocate of shareholder rights in the person of Charles Elson, we are sending a clear signal to our shareholders that we are placing their interests first. Not only does he bring a strong financial and legal


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background to our Board, but his advocacy of shareholder rights and alignment of
Director interests with those of the shareholders, reaffirms our commitment to management accountability and productivity."

         John Nash, President of the National Association of Corporate Directors, praised the move by Sunbeam, stating "Because of his corporate governance background and interest in shareholder value, Charles Elson will be a proactive director at Sunbeam and make a significant contribution in looking out for the shareholders' interests."

         Elson, together with Sunbeam's other outside Directors, will be compensated solely in shares of Sunbeam stock. He also has made an investment in the Company through the purchase of Sunbeam stock with his personal funds.

         Prior to entering the academic law field, Professor Elson practiced as a corporate finance attorney with the New York firm of Sullivan & Cromwell. In addition to his teaching duties at Stetson and an extensive list of publications, Elson has taught at the University of Illinois College of Law and the Cornell Law School.

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam/Registered trademark/ and Oster/Registered trademark/ brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

         Contact:      Media:                      Investor Relations:

                       Pete Judice                 John DeSimone
                       New York                    SUNBEAM CORPORATION
                       (212) 614-4506              (954) 767-2100